UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Concorde Career Colleges, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20651H201

(CUSIP Number)

Ronald Fisher, Esquire Blank Rome LLP One Logan Square Philadelphia, Pennsylvania 19103 (215) 569-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20651H201

1)		NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITITES ONLY)
Liberty Partners Holdings 28 LLC

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)	Not applicable

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
0

	8)	SHARED VOTING POWER
1,999,462[1]

	9)	SOLE DISPOSITIVE POWER
0

	10)	SHARED DISPOSITIVE POWER
0

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,999,462

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.6%

14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – Limited Liability Company

1 Based on 5,616,665 shares of Common Stock, $.10 par value per share, issued and outstanding on June 21, 2006, comprised of (i) 5,515,331 shares of Common Stock, as represented by the Issuer (as defined below) in the Agreement and Plan of Merger, dated as of June 21, 2006, by and among Concorde Career Colleges, Inc. (the “Issuer”), Teach Acquisition Corporation and Liberty Partners Holdings 28 LLC, plus (ii) 88,000 shares of Common Stock issuable upon the exercise of options by Jack L. Brozman, the Chairman of the Board, President, Chief Executive Officer and Treasurer of the Issuer and (iii) 13,334 shares of Common Stock issuable upon the exercise of options by David L. Warnock, a director of the Issuer.

CUSIP No. 20651H201

1)		NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITITES ONLY)
Liberty Partners, L.P.

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)	Not applicable

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
0

	8)	SHARED VOTING POWER
1,999,462[1]

	9)	SOLE DISPOSITIVE POWER
0

	10)	SHARED DISPOSITIVE POWER
0

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,999,462

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.6%

14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – Limited Partnership

1 Based on 5,616,665 shares of Common Stock, $.10 par value per share, issued and outstanding on June 21, 2006, comprised of (i) 5,515,331 shares of Common Stock, as represented by the Issuer (as defined below) in the Agreement and Plan of Merger, dated as of June 21, 2006, by and among Concorde Career Colleges, Inc. (the “Issuer”), Teach Acquisition Corporation and Liberty Partners Holdings 28 LLC, plus (ii) 88,000 shares of Common Stock issuable upon the exercise of options by Jack L. Brozman, the Chairman of the Board, President, Chief Executive Officer and Treasurer of the Issuer and (iii) 13,334 shares of Common Stock issuable upon the exercise of options by David L. Warnock, a director of the Issuer.

CUSIP No. 20651H201

1)		NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITITES ONLY)
PEB Associates, Inc. d/b/a Liberty Capital Partners, Inc.

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)	Not applicable

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
0

	8)	SHARED VOTING POWER
1,999,462[1]

	9)	SOLE DISPOSITIVE POWER
0

	10)	SHARED DISPOSITIVE POWER
0

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,999,462

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.6%

14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Based on 5,616,665 shares of Common Stock, $.10 par value per share, issued and outstanding on June 21, 2006, comprised of (i) 5,515,331 shares of Common Stock, as represented by the Issuer (as defined below) in the Agreement and Plan of Merger, dated as of June 21, 2006, by and among Concorde Career Colleges, Inc. (the “Issuer”), Teach Acquisition Corporation and Liberty Partners Holdings 28 LLC, plus (ii) 88,000 shares of Common Stock issuable upon the exercise of options by Jack L. Brozman, the Chairman of the Board, President, Chief Executive Officer and Treasurer of the Issuer and (iii) 13,334 shares of Common Stock issuable upon the exercise of options by David L. Warnock, a director of the Issuer.

CUSIP No. 20651H201

1)		NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITITES ONLY)
Peter E. Bennett

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)	Not applicable

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
0

	8)	SHARED VOTING POWER
1,999,462[1]

	9)	SOLE DISPOSITIVE POWER
0

	10)	SHARED DISPOSITIVE POWER
0

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,999,462

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.6%

14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 5,616,665 shares of Common Stock, $.10 par value per share, issued and outstanding on June 21, 2006, comprised of (i) 5,515,331 shares of Common Stock, as represented by the Issuer (as defined below) in the Agreement and Plan of Merger, dated as of June 21, 2006, by and among Concorde Career Colleges, Inc. (the “Issuer”), Teach Acquisition Corporation and Liberty Partners Holdings 28 LLC, plus (ii) 88,000 shares of Common Stock issuable upon the exercise of options by Jack L. Brozman, the Chairman of the Board, President, Chief Executive Officer and Treasurer of the Issuer and (iii) 13,334 shares of Common Stock issuable upon the exercise of options by David L. Warnock, a director of the Issuer.

CUSIP No. 20651H201

1)		NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITITES ONLY)
G. Michael Stakias

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)	Not applicable

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
0

	8)	SHARED VOTING POWER
1,999,462[1]

	9)	SOLE DISPOSITIVE POWER
0

	10)	SHARED DISPOSITIVE POWER
0

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,999,462

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.6%

14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 5,616,665 shares of Common Stock, $.10 par value per share, issued and outstanding on June 21, 2006, comprised of (i) 5,515,331 shares of Common Stock, as represented by the Issuer (as defined below) in the Agreement and Plan of Merger, dated as of June 21, 2006, by and among Concorde Career Colleges, Inc. (the “Issuer”), Teach Acquisition Corporation and Liberty Partners Holdings 28 LLC, plus (ii) 88,000 shares of Common Stock issuable upon the exercise of options by Jack L. Brozman, the Chairman of the Board, President, Chief Executive Officer and Treasurer of the Issuer and (iii) 13,334 shares of Common Stock issuable upon the exercise of options by David L. Warnock, a director of the Issuer.

CUSIP No. 20651H201

1)		NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITITES ONLY)
Michael S. Levine

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)	Not applicable

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
0

	8)	SHARED VOTING POWER
1,999,462[1]

	9)	SOLE DISPOSITIVE POWER
0

	10)	SHARED DISPOSITIVE POWER
0

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,999,462

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.6%

14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 5,616,665 shares of Common Stock, $.10 par value per share, issued and outstanding on June 21, 2006, comprised of (i) 5,515,331 shares of Common Stock, as represented by the Issuer (as defined below) in the Agreement and Plan of Merger, dated as of June 21, 2006, by and among Concorde Career Colleges, Inc. (the “Issuer”), Teach Acquisition Corporation and Liberty Partners Holdings 28 LLC, plus (ii) 88,000 shares of Common Stock issuable upon the exercise of options by Jack L. Brozman, the Chairman of the Board, President, Chief Executive Officer and Treasurer of the Issuer and (iii) 13,334 shares of Common Stock issuable upon the exercise of options by David L. Warnock, a director of the Issuer.

CUSIP No. 20651H201

1)		NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITITES ONLY)
Thomas G. Greig, III

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)	Not applicable

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
0

	8)	SHARED VOTING POWER
1,999,462[1]

	9)	SOLE DISPOSITIVE POWER
0

	10)	SHARED DISPOSITIVE POWER
0

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,999,462

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.6%

14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 5,616,665 shares of Common Stock, $.10 par value per share, issued and outstanding on June 21, 2006, comprised of (i) 5,515,331 shares of Common Stock, as represented by the Issuer (as defined below) in the Agreement and Plan of Merger, dated as of June 21, 2006, by and among Concorde Career Colleges, Inc. (the “Issuer”), Teach Acquisition Corporation and Liberty Partners Holdings 28 LLC, plus (ii) 88,000 shares of Common Stock issuable upon the exercise of options by Jack L. Brozman, the Chairman of the Board, President, Chief Executive Officer and Treasurer of the Issuer and (iii) 13,334 shares of Common Stock issuable upon the exercise of options by David L. Warnock, a director of the Issuer.

CUSIP No. 20651H201

1)		NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITITES ONLY)
Michael J. Kluger

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)	Not applicable

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
0

	8)	SHARED VOTING POWER
1,999,462[1]

	9)	SOLE DISPOSITIVE POWER
0

	10)	SHARED DISPOSITIVE POWER
0

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,999,462

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.6%

14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 5,616,665 shares of Common Stock, $.10 par value per share, issued and outstanding on June 21, 2006, comprised of (i) 5,515,331 shares of Common Stock, as represented by the Issuer (as defined below) in the Agreement and Plan of Merger, dated as of June 21, 2006, by and among Concorde Career Colleges, Inc. (the “Issuer”), Teach Acquisition Corporation and Liberty Partners Holdings 28 LLC, plus (ii) 88,000 shares of Common Stock issuable upon the exercise of options by Jack L. Brozman, the Chairman of the Board, President, Chief Executive Officer and Treasurer of the Issuer and (iii) 13,334 shares of Common Stock issuable upon the exercise of options by David L. Warnock, a director of the Issuer.

CUSIP No. 20651H201

1)		NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITITES ONLY)
Yvonne V. Marsh

2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)

3)		SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)	Not applicable

5)		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
0

	8)	SHARED VOTING POWER
1,999,462[1]

	9)	SOLE DISPOSITIVE POWER
0

	10)	SHARED DISPOSITIVE POWER
0

11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,999,462

12)		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.6%

14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 5,616,665 shares of Common Stock, $.10 par value per share, issued and outstanding on June 21, 2006, comprised of (i) 5,515,331 shares of Common Stock, as represented by the Issuer (as defined below) in the Agreement and Plan of Merger, dated as of June 21, 2006, by and among Concorde Career Colleges, Inc. (the “Issuer”), Teach Acquisition Corporation and Liberty Partners Holdings 28 LLC, plus (ii) 88,000 shares of Common Stock issuable upon the exercise of options by Jack L. Brozman, the Chairman of the Board, President, Chief Executive Officer and Treasurer of the Issuer and (iii) 13,334 shares of Common Stock issuable upon the exercise of options by David L. Warnock, a director of the Issuer.

Item 1.

     This statement on Schedule 13D relates to the Common Stock, $0.10 par value per share (the “Common Stock”), of Concorde Career Colleges, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 5800 Foxridge Drive, Suite 500, Mission, Kansas 66202.

Item 2.

(a)	This statement is filed by:

Liberty Partners Holdings 28 LLC (“LLC”);

Liberty Partners, L.P. (“LP”), as the sole manager of LLC;

PEB Associates, Inc., d/b/a Liberty Capital Partners, Inc. (“LCP”), as the general partner of LP; and

Peter E. Bennett (“Bennett”), G. Michael Stakias (“Stakias”), Thomas G. Greig, III (“Greig”), Michael S. Levine (“Levine”), Michael J. Kluger (“Kluger”) and Yvonne V. Marsh (“Marsh”) who, as of the filing date of this statement on Schedule 13D, are officers, directors and stockholders of LCP (collectively, the “Stockholders”).

(b)	The business address of LLC, LP, LCP and the Stockholders is 1370 Avenue of the Americas, 34th floor, New York, NY 10019.

LLC, LP, LCP and the Stockholders are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(c)	LLC is a Delaware limited liability company organized as a holding company, the sole asset of which are the issued and outstanding common stock of Teach Acquisition Corporation, a Delaware corporation (“Merger Sub”); LP is a private equity investment firm that specializes in middle-market private equity investments in manufacturing, business services and education-related companies, and the sole manager of LLC; LCP is the general partner of LP; and the Stockholders are officers, directors and stockholders of LCP.

(d) and (e)

During the last five years, no Reporting Person has, to the best of his, her or its knowledge, been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	LLC is a Delaware limited liability company; LP is a Delaware limited partnership; LCP is a Delaware corporation; and Bennett, Stakias, Greig, Levine, Kluger and Marsh are all United States citizens.

Item 3.

     LLC has entered into voting agreements with certain shareholders of the Issuer, as described in Item 4 below. The voting agreements were entered into in consideration of, and in reliance on, the execution and delivery of the Merger Agreement (as defined in Item 4 below). LLC did not pay any additional consideration in connection with the execution and delivery of the voting agreements.

Item 4.

     The Issuer, Merger Sub and LLC have entered into an Agreement and Plan of Merger, dated as of June 21, 2006 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer; the Issuer will be the surviving corporation and a wholly owned subsidiary of LLC. The consummation of the merger is conditioned on the receipt of regulatory approvals and the satisfaction of other closing conditions, including the availability of debt financing. Following the completion of the merger, the Issuer will deregister the Common Stock under Sections 12(b) and 12(g) of the Act. Accordingly, there will be no public market for shares of the Common Stock and the Issuer’s current shareholders (other than any employees of the Issuer who may be permitted to invest in the surviving corporation or LLC and who choose to so invest) will cease to have any ownership interest in the Issuer or rights as Issuer shareholders. The Merger Agreement is attached as Exhibit 99.1 to this statement on Schedule 13D.

     As a condition to, and in reliance on, the Issuer’s execution and delivery of the Merger Agreement, LLC has entered into Stock Voting Agreements, each dated as of June 21, 2006 (each, a “Voting Agreement” and together, the “Voting Agreements”), with the following shareholders of the Issuer: (i) Jack L. Brozman, the Chairman of the Board, President, Chief Executive Officer and Treasurer of the Issuer (“Brozman”), with respect to his beneficial ownership of 12.5% of the Common Stock (excluding, for purposes of Brozman’s Voting Agreement, 292,662 shares of Common Stock held by the Robert F. Brozman Trust, of which he serves as the trustee, and 22,000 shares of Common Stock held in trust for Brozman’s children); and (ii) Cahill, Warnock Strategic Partners Fund, L.P., David L. Warnock (“Warnock”) and Strategic Associates, L.P. (collectively, “Cahill/Warnock”), with respect to their combined beneficial ownership of 23.1% of the Common Stock. The Voting Agreements grant LLC the power to vote or direct the voting of 35.6% of the Common Stock with respect to the matters described in the immediately succeeding paragraph of this statement on Schedule 13D.

     Under the Voting Agreements, Brozman and Cahill/Warnock agreed to revoke all previous proxies and voting agreements with respect to their ownership of Common Stock and irrevocably agreed to vote (i) for the approval and adoption of the merger and the Merger Agreement and (ii) against any acquisition proposal, any material change in the capitalization or corporate structure of the Issuer or any of its subsidiaries, and any other proposal or transaction that could, or could reasonably be expected to, interfere with, impede, discourage, adversely affect, prevent or delay the merger or the Merger Agreement. Under the Merger Agreement an “acquisition proposal” means any proposal or offer with respect to a merger, reorganization, recapitalization, share exchange, consolidation, sale, purchase, tender offer, exchange offer or similar transaction involving any class of equity securities (or any securities exercisable or exchangeable for or convertible into such equity securities) issued by the Issuer or any of its subsidiaries, or any of the Issuer’s or any such subsidiary’s assets.

     Furthermore, under the Voting Agreements, Brozman and Cahill/Warnock granted to the directors of LLC a proxy to vote all of the Common Stock held by them at the special meeting (or at any adjournment, postponement or continuation thereof) called for the purpose of approving and adopting the merger and the Merger Agreement, and to execute and deliver any written consents related thereto. Such proxies are coupled with an interest and are irrevocable until the termination of the Voting Agreements, at which time they shall terminate.

     The Voting Agreements also prohibit (i) the transfer (including any sale, gift, pledge, assignment, encumbrance or other disposition), or consent to any transfer of, any or all of the Common Stock held by Brozman and Cahill/Warnock or any interest therein, except pursuant to the merger and the Merger Agreement, (ii) the entering into any contract, option or other agreement or understanding with respect to any transfer of any or all such shares of Common Stock or any interest therein, (iii) the granting of any proxy, power-of-attorney or other authorizations in or with respect to such shares of Common Stock or (iv) the depositing of such shares of Common Stock into a voting trust or entering into a voting agreement or similar arrangement with respect thereto.

     Finally, the Voting Agreements provide that Brozman and Cahill/Warnock shall not, and shall use their best efforts to direct and cause their affiliates, and their respective agents and representatives not to, directly or indirectly, (i) initiate, solicit, encourage or otherwise take any action to facilitate any inquiries or the making of any proposal or offer with respect to an acquisition proposal or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, or afford access to any of the properties, assets or books and records of the Issuer or any of its subsidiaries to, or enter into any agreement, commitment or arrangement with, any person relating to an acquisition proposal.

     Each of Brozman and Cahill/Warnock are obligated to cease and cause to be terminated all existing activities, discussions and negotiations by him or it or any of his or its affiliates, or their respective agents or representatives, with respect to any acquisition proposal. In this regard, they are required to promptly notify LLC if any third party makes any inquiries, proposals or offers, requests information or initiates or seeks to continue any discussions or negotiations with any third party with respect to an acquisition proposal, identify the terms and conditions of any acquisition proposal (including any subsequent changes, modifications and amendments thereto) and provide the identity of the third party making such acquisition proposal

     The Voting Agreements terminate on the earlier of (i) the effective time of the merger and (ii) the termination of the Merger Agreement in accordance with its terms.

     Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of this statement on Schedule 13D.

Item 5.

(a)	As of the filing date of this statement on Schedule 13D, pursuant to the Voting Agreements, LLC has acquired the right to vote in favor of the merger and the Merger Agreement (as described in Item 4 above). Consequently, for the purposes of Rule 13d-3 promulgated under the Act, each Reporting Person may be deemed to have shared beneficial ownership of 1,999,462 shares of Common Stock, which represents 35.6% of the outstanding Common Stock, based upon 5,616,665 Shares of Common Stock issued and outstanding on June 21, 2006, comprised of (i) 5,515,331 shares of Common Stock, as represented by the Issuer in the Merger Agreement, plus (ii) 88,000 shares of Common Stock issuable upon the exercise of options by Brozman and (iii) 13,334 shares of Common Stock issuable upon the exercise of options by Warnock. Each Reporting Person named in Item 2 above disclaims beneficial ownership of such shares of Common Stock.

(b)	For the purposes of Rule 13d-3 promulgated under the Act, each Reporting Person may be deemed to have shared power to vote or to direct the voting of 1,999,462 shares of Common Stock pursuant to the Voting Agreements described in Item 4 above. Except as described in this Schedule 13D, to the knowledge of each Reporting Person, no person named in Item 2 above beneficially owns any shares of Common Stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.

     Copies of the Merger Agreement and the Voting Agreements are filed as Exhibit 99.1, and Exhibits 99.2 and 99.3, respectively, and are incorporated by reference herein to the Issuer’s Form 8-K filed with the Commission on June 23, 2006.

     A copy of the Joint Filing Agreement, dated June 29, 2006, by and among LLC, LP, LCP and the Stockholders, confirming the agreement by and among the Reporting Persons that the statement on Schedule 13D is being filed on behalf of each of them, is filed as Exhibit 99.4.

     Except as described in this statement on Schedule 13D or the Exhibits hereto, to the knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships between such Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to those relating to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7.

Exhibit No.	Document

99.1	Agreement and Plan of Merger, dated as of June 21, 2006, among Concorde Career Colleges, Inc., Teach Acquisition Corporation and Liberty Partners Holdings 28 LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Concorde Career Colleges, Inc. filed with the Commission on June 23, 2006).

99.2	Stock Voting Agreement, dated as of June 21, 2006, between Liberty Partners Holdings 28 LLC and Jack L. Brozman (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Concorde Career Colleges, Inc. filed with the Commission on June 23, 2006).

99.3	Stock Voting Agreement, dated as of June 21, 2006, between Liberty Partners Holdings 28 LLC and Cahill, Warnock Strategic Partners Fund, L.P., David L. Warnock and Strategic Associates, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Concorde Career Colleges, Inc. filed with the Commission on June 23, 2006)

99.4	Joint Filing Agreement, dated June 29, 2006, by and among Liberty Partners Holdings 28 LLC, Liberty Partners, L.P., PEB Associates, Inc., Peter E. Bennett, G. Michael Stakias, Thomas G. Greig, III, Michael S. Levine, Michael J. Kluger and Yvonne V. Marsh.

SIGNATURES

     After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2006	LIBERTY PARTNERS HOLDINGS 28 LLC
	By:	Liberty Partners, L.P., its Sole Manager
		By:	PEB Associates, Inc., its General Partner

			By:	/s/ G. Michael Stakias

G. Michael Stakias President

LIBERTY PARTNERS, L.P.
	By:	PEB Associates, Inc., its General Partner

		By:	/s/ G. Michael Stakias

G. Michael Stakias President

PEB ASSOCIATES, INC.

	By:	/s/ G. Michael Stakias

G. Michael Stakias President

/s/ Peter E. Bennett

Peter E. Bennett, individually

/s/ G. Michael Stakias

G. Michael Stakias, individually

/s/ Michael S. Levine

Michael S. Levine, individually

/s/ Michael J. Kluger

Michael J. Kluger, individually

/s/ Thomas G. Greig, III

Thomas G. Greig, III, individually

/s/ Yvonne V. Marsh

Yvonne V. Marsh, individually